Exhibit 99.1

NEWS RELEASE

Fortuna reports solid production of 110,820 gold equivalent ounces for the third quarter of 2024

Vancouver, October 10, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the third quarter of 2024 from its five operating mines in West Africa and Latin America.

Q3 2024 Production highlights

•	Gold equivalent production of 110,820 ounces[1]; compared to 128,671 oz Au Eq in Q3 2023[2] and 116,570 oz Au Eq in Q2 2024[3]

•	Gold production of 91,251 ounces; compared to 94,821 oz Au in Q3 2023[2] and 92,716 oz Au in Q2 2024[3]

•	Silver production of 816,187 ounces; compared to 1,680,751 oz Ag in Q3 2023[2] and 990,574 oz Ag in Q2 2024[3]

•	Zinc and lead production of 12.8 million and 10.0 million pounds; compared to 14.0 million and 10.3 million pounds in Q3 2023[2], respectively

•	Lindero leach pad expansion is the largest capital project of the Company in 2024. As of the end of September, the $41.7 million capital investment was approximately 76 percent complete and on budget. First ore to the new leach pad is planned for later this month

Consolidated gold and silver production for the nine months of 2024 totaled 273,645 ounces and 2.9 million ounces, respectively, or 339,933 ounces of gold equivalent1, including lead and zinc by-products. Fortuna reiterates its 2024 annual production guidance range of between 457 and 497 thousand ounces of gold equivalent ounces4, including lead and zinc by-products (refer to Fortuna news release dated January 18, 2024).

Q3 2024 Consolidated Gold and Silver Production

	Gold Production (oz)				Silver Production (oz)
	Q3 2024	Q3 2023	9 months 2024	Guidance 2024 (koz)	Q3 2024	Q3 2023	9 months 2024	Guidance 2024 (Moz)
Lindero, Argentina	24,345	20,933	70,481	93 - 105	-	-	-	-
Yaramoko, Burkina Faso	28,006	34,036	86,630	105 - 119	-	-	-	-
Séguéla, Côte d’Ivoire	34,998	31,498	102,537	126 - 138	-	-	-	-
San Jose, Mexico	3,771	8,205	13,573	19 - 23	510,741	1,372,530	1,954,028	3.1 - 3.6
Caylloma, Peru	131	149	424	-	305,446	308,221	927,304	0.9 - 1.1
Total	91,251	94,821	273,645	343 - 385	816,187	1,680,751	2,881,332	4.0 – 4.7

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb and $2,782/t Zn or Au:Ag = 1:84.78, Au:Pb = 1:1.22, Au:Zn = 1:0.90

2.	Refer to Fortuna news release: October 5, 2023, “Séguéla drives Fortuna to record gold equivalent production of 128,671 ounces in the third quarter 2023”

3.	Refer to Fortuna news release: July 9, 2024, “Fortuna reports solid production of 116,570 gold equivalent ounces for the second quarter of 2024”

4.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,800/oz Au, $22/oz Ag, $2,000/t Pb and $2,500/t Zn or Au:Ag = 1:81.82, Au:Pb = 1:0.90, Au:Zn = 1:0.72

West Africa Region

Séguéla Mine, Côte d’Ivoire: On-track to meet upper end of annual guidance

	Q3 2024	Q2 2024
Tonnes milled	418,390	318,457
Average tpd milled	4,548	3,461
Gold grade (g/t)	2.69	3.47
Gold recovery (%)	92.2	93.8
Gold production (oz)[1]	34,998	32,983

Note:

1.	Au Production includes doré only

Mining

Mine production totaled 484,050 tonnes of ore, averaging 2.48 g/t Au, and containing an estimated 38,661 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 2,935,335 tonnes, for a strip ratio of 6:1.

Production was mainly focused from the Antenna pit which produced 412,063 tonnes of ore, with the balance of production sourced from the Koula and Ancien pits.

Processing

In the third quarter of 2024, Séguéla produced 34,998 ounces of gold at an average head grade of 2.69 g/t Au, a 6 percent increase and 22 percent decrease, respectively, compared to the second quarter in 2024. The decrease in gold grade is in line with the planned mining sequence. Plant throughput for the quarter averaged 208 tonnes per hour (tph), 35 percent higher than name plate design capacity of 154 tph. The power outages that were experienced in the second quarter did not affect processing plant operations in the third quarter and enabled an increase in the tonnes processed. However, a failure of the drive shaft of the main apron feeder in early July required a repair which reduced throughput rates while the repairs were completed. Throughput rates were subsequently increased, averaging 216 tph in September.

Gold production for the first nine months of 2024 totaled 102,537 ounces.

Yaramoko Mine, Burkina Faso: Continued strong performance

	Q3 2024	Q2 2024
Tonnes milled	123,754	121,391
Average tpd milled	1,345	1,319
Gold grade (g/t)	6.71	8.40
Gold recovery (%)	97.85	98.25
Gold production[1] (oz)	28,006	31,447

Note:

1.	Production includes doré only

In the third quarter of 2024, 123,754 tonnes of ore were treated at an average head grade of 6.71 g/t Au, producing 28,006 ounces of gold. This represents a 20 percent decrease in grade, and an 11 percent decrease in production, compared to the second quarter in 2024. The gold grade was lower than predicted in the mine plan due to continuing development operations providing lower grade ore and the milling of supplementary low-grade stockpiles.

During the quarter, 80,740 tonnes of ore were mined averaging 7.41 g/t Au from 55 Zone, and 21,905 tonnes of ore averaging 9.02 g/t Au from QV Prime, totaling 102,645 tonnes averaging 7.75 g/t Au.

Gold production for the first nine months of 2024 totaled 86,630 ounces.

Latin America Region

Lindero Mine, Argentina: In-line to meet annual guidance

	Q3 2024	Q2 2024
Ore placed on pad (t)	1,654,101	1,408,791
Gold grade (g/t)	0.66	0.61
Gold production[1] (oz)	24,345	22,874

Note:

1.	Lindero production includes doré, gold-in-carbon and gold in copper concentrate

During the third quarter of 2024, 2.1 million tonnes of ore were mined, with a stripping ratio of 1:1. A total of 1.6 million tonnes of ore were placed on the leach pad averaging 0.66 g/t Au, containing an estimated 34,925 ounces of gold. The 17 percent increase in tonnes placed on the leach pad, when compared to the previous quarter, is mainly due to more days of operation and slightly higher throughput for the period.

Lindero’s total gold production for the quarter was 24,345 ounces of gold, comprised of 22,569 ounces in doré bars, 1,754 ounces contained in rich fine carbon, and 21 ounces contained in copper precipitate. The 6 percent increase in production, when compared to the previous quarter, is mainly explained by the higher ore grade placed on pad, as per the planned mining sequence for the period. Higher head grades and ore tonnes placed on pad during the quarter mean production is on track to meet annual guidance.

As of the end of September, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) was approximately 76 percent complete and tracking on budget. Procurement is complete, with all items onsite. Liner installation is approximately 44 percent complete. The Company expects to start placing ore on the leach pad expansion in the latter part of October 2024 with practical completion expected by year-end. Minor construction activities and contractor demobilization are planned for early 2025.

Gold production for the first nine months of 2024 totaled 70,481 ounces.

San Jose Mine, Mexico: Producing from the tail end of reserves

	Q3 2024	Q2 2024
Tonnes milled	188,212	176,214
Average tpd milled	2,163	1,980
Silver grade (g/t)	99	140
Silver recovery (%)	85.67	86.56
Silver production (oz)	510,741	684,176
Gold grade (g/t)	0.74	1.09
Gold recovery (%)	84.72	85.46
Gold production (oz)	3,771	5,269

In the third quarter of 2024, the San Jose Mine produced 510,741 ounces of silver, and 3,771 ounces of gold at average head grades of 99 g/t Ag and 0.74 g/t Au; reflecting a 25 percent and 28 percent decrease, respectively, when compared to the second quarter of 2024. The processing plant milled 188,212 tonnes averaging 2,163 tonnes per day. Metallurgical recoveries were impacted by higher iron oxide material from upper levels mined during the period.

The mine plan in the second half of 2024 includes areas with increased geologic uncertainty, as the mine is operating at the tail end of its reserves. In the third quarter, production carried out near old workings at the upper levels of the mine, which accounted for 46 percent of quarterly planned production, returned 36 percent lower head grades and 28 percent lower tonnage than expected. The mine plan for the fourth quarter continues to encompass areas of high geologic uncertainty.

The exploration program at the Yessi vein was completed during the quarter, and the Company is now assessing its economic potential along with the resources at the Victoria vein. As the operation is expected to exhaust its Mineral Reserves by year end, management is evaluating the options of continued operations, placing the operation on care and maintenance, or triggering a progressive closure plan.

Silver and gold production for the nine months of 2024 totaled 1,954,028 ounces and 13,573 ounces, respectively.

Caylloma Mine, Peru: Full year production guidance achieved for all metals in the third quarter

	Q3 2024	Q2 2024
Tonnes milled	138,030	136,543
Average tpd milled	1,551	1,552
Silver grade (g/t)	82	83
Silver recovery[1] (%)	84.09	83.75
Silver production (oz)	305,446	306,398
Lead grade (%)	3.62	3.83
Lead recovery (%)	90.73	91.28
Lead production (lbs)	9,997,964	10,524,868
Zinc grade (%)	4.64	4.80
Zinc recovery (%)	90.79	90.16
Zinc production (lbs)	12,808,857	13,040,343

Note:

1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

The Caylloma Mine produced 305,446 ounces of silver at an average head grade of 82 g/t Ag in the third quarter of 2024, reflecting similar production as the previous quarter. Silver production for the first nine months of 2024 totaled 927,304 ounces.

Zinc and lead production was 12,808,857 and 9,997,964 pounds, respectively, with average head grades of 4.64 % Zn and 3.62 % Pb, representing a 2 and 5 percent decrease in production when compared to the preceding quarter. The lower production is the result of lower head grades delivered to the plant, in accordance with the planned mining sequence for the period. Zinc and lead production for the first nine months of 2024 accounted for 38,031,945 pounds and 30,053,416 pounds, respectively.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2024 annual production guidance and the likelihood of the Company meeting such annual production guidance, including that gold production at the Séguéla Mine is on track to meet the upper end of annual guidance, that gold production at the Lindero Mine is in-line to meet annual guidance; the expected timing for completion of the leach pad expansion project at the Lindero Mine and the timing for the commencement of placing ore on the leach pad expansion; statements regarding the Company’s plans for the San Jose Mine; statements regarding the ongoing exploration at the Yessi vein at the San Jose Mine; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations such as the Séguéla Mine; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the appeal in respect of the ruling in favour of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization (the “EIA”) at the San Jose Mine will be successful; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

All dollar amounts in this news release are expressed in United States dollars.